Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020,
product supplement no. 4-II dated November 4, 2020 and

underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01 Dated June 4, 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$4,510,000 Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF due June 8, 2023 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	If the notes are not automatically called, investors will receive uncapped, leveraged exposure of 1.50 times any appreciation of the SPDR® S&P® Bank ETF at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes will be automatically called if the closing price of the Fund is greater than or equal to the Initial Share Price on the Review Date.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	JPMorgan Chase & Co. and/or its affiliates have previously agreed to make unconditional and irrevocable donations to The Nature Conservancy to support one or several forestry projects. These donations are not contingent on the sale of the notes and will not impact the final terms of the notes. Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations. See “Supplemental Donation Information” in this pricing supplement.
•	The issuance of the notes and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018. See “Supplemental Donation Information” in this pricing supplement.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:	The SPDR® S&P® Bank ETF (Bloomberg ticker: KBE UP)
Automatic Call:	On the Review Date, if the closing price of one share of the Fund is greater than or equal to the Initial Share Price, the notes will be automatically called for a cash payment plus a call premium amount per note that will be payable on the Call Settlement Date.
Payment if Called:	If the notes are automatically called, you will receive one payment of $1,000 plus a call premium amount equal to 12.15%.
Payment at Maturity:	If the notes have not been automatically called and the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by the Upside Leverage Factor. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)
If the notes have not been automatically called and the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to 20.00%, you will receive the principal amount of your notes at maturity.
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 20.00%, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
Upside Leverage Factor:	1.50
Contingent Buffer Amount:	20.00%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price:	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Pricing Date:	June 4, 2021
Original Issue Date:	On or about June 9, 2021 (Settlement Date)
Review Date*:	June 14, 2022
Call Settlement Date*:	June 17, 2022
Ending Averaging Dates*:	May 30, 2023, May 31, 2023, June 1, 2023, June 2, 2023 and June 5, 2023
Maturity Date*:	June 8, 2023
CUSIP:	48132UKH5
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$4,510,000.00	$67,650.00	$4,442,350.00
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $15.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

The estimated value of the notes, when the terms of the notes were set, was $961.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $50 and reflects the call premium of 12.15%, the Upside Leverage Factor of 1.50 and the Contingent Buffer Amount of 20.00%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Review Date			The notes are not automatically called.
Closing Price of One Share of the Fund on the Review Date	Appreciation/ Depreciation of Fund on Review Date	Total Return on Call Settlement Date	Final Share Price	Fund Return	Total Return
$80.000	60.00%	12.15%	$80.000	60.00%	90.00%
$75.000	50.00%	12.15%	$75.000	50.00%	75.00%
$70.000	40.00%	12.15%	$70.000	40.00%	60.00%
$65.000	30.00%	12.15%	$65.000	30.00%	45.00%
$60.000	20.00%	12.15%	$60.000	20.00%	30.00%
$55.000	10.00%	12.15%	$55.000	10.00%	15.00%
$52.500	5.00%	12.15%	$52.500	5.00%	7.50%
$51.250	2.50%	12.15%	$51.250	2.50%	3.75%
$50.000	0.00%	12.15%	$50.000	0.00%	0.00%
$48.750	-2.50%	N/A	$48.750	-2.50%	0.00%
$47.500	-5.00%	N/A	$47.500	-5.00%	0.00%
$45.000	-10.00%	N/A	$45.000	-10.00%	0.00%
$40.000	-20.00%	N/A	$40.000	-20.00%	0.00%
$39.995	-20.01%	N/A	$39.995	-20.01%	-20.01%
$35.000	-30.00%	N/A	$35.000	-30.00%	-30.00%
$30.000	-40.00%	N/A	$30.000	-40.00%	-40.00%
$25.000	-50.00%	N/A	$25.000	-50.00%	-50.00%
$20.000	-60.00%	N/A	$20.000	-60.00%	-60.00%
$15.000	-70.00%	N/A	$15.000	-70.00%	-70.00%
$10.000	-80.00%	N/A	$10.000	-80.00%	-80.00%
$5.000	-90.00%	N/A	$5.000	-90.00%	-90.00%
$0.000	-100.00%	N/A	$0.000	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: On the Review Date, the price of the Fund increases from the Initial Share Price of $50.00 to a closing price of $52.50. The notes are automatically called.

Because the closing price of one share of the Fund on the Review Date is greater than the Initial Share Price of $50.00, the notes are automatically called and the investor receives a payment at maturity of $1,121.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.15%) = $1,121.50

Example 2. The notes are not automatically called on the Review Date, and the price of the Fund increases from the Initial Share Price of $50.00 to a Final Share Price of $52.50.

Because the Final Share Price of $52.50 is greater than the Initial Share Price of $50.00 and the Fund Return is 5.00%, the investor receives a payment at maturity of $1,075.00 per $1,000.00 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00% × 1.50) = $1,075.00

Example 3: The notes are not automatically called on the Review Date, and the price of the Fund decreases from the Initial Share Price of $50.00 to a Final Share Price of $40.00.

Although the Fund Return is negative, because the Final Share Price of $40.00 is less than the Initial Share Price of $50.00 by up to the Contingent Buffer Amount of 20.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount note.

Example 4: The notes are not automatically called on the Review Date, and the price of the Fund decreases from the Initial Share Price of $50.00 to a Final Share Price of $20.00.

Because the Final Share Price of $20.00 is less than the Initial Share Price of $50.00 by more than the Contingent Buffer Amount of 20.00% and the Fund Return is -60.00%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If the closing price of one share of the Fund is greater than or equal to the Initial Share Price on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium of 12.15%.

If the notes are not automatically called, the notes will provide the opportunity to earn an uncapped, leveraged return equal to any positive Fund Return multiplied by the Upside Leverage Factor. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the price of the Fund. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately two years, the notes will be automatically called before maturity if the closing price of one share of the Fund on the Review Date is greater than or equal to the Initial Share Price, and you will be entitled to a call premium of 12.15%. Even in the case where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LOSS OF PRINCIPAL BEYOND BUFFER AMOUNT — If the notes are not automatically called, we will pay you your principal back at maturity if the Final Share Price is equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount of 20.00%. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO THE SPDR® S&P® BANK ETF — The SPDR® S&P® Bank ETF is an exchange-traded fund of the SPDR® Series Trust, a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index that tracks the performance of publicly traded national money centers and leading regional banks, which we refer to as the “Underlying Index” with respect to the SPDR® S&P® Bank ETF. The Underlying Index with respect to the SPDR® S&P® Bank ETF is currently the S&P® Banks Select IndustryTM Index. The Underlying Index is a modified equal-weighted index that is designed to measure the performance of the following GICS® sub-industries of the S&P Total Market Index: asset management & custody banks (must also meet the North American Industry Classification of depository credit intermediation); diversified banks; regional banks; other diversified financial services; and thrifts & mortgage finance. For additional information about the SPDR® S&P® Bank ETF, see “Fund Descriptions — The SPDR® S&P® Industry ETFs” in the accompanying underlying supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should

JPMorgan Structured Investments —	PS- 4
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes. Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 20.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Fund from the Initial Share Price to the Final Share Price.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Fund would have.

JPMorgan Structured Investments —	PS- 5
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

•	VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the Final Share Price could be less than the Initial Share Price by more than the Contingent Buffer Amount. The Fund’s volatility, however, can change significantly over the term of the notes. The Fund closing price of one share could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

JPMorgan Structured Investments —	PS- 6
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE BANKING INDUSTRY WITH RESPECT TO THE FUND — All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the banking industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The performance of bank stocks may be affected by extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact banking companies. Banks may also be subject to severe price competition. Competition among banking companies is high and failure to maintain or increase market share may result in lost market share. These factors could affect the banking industry and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

JPMorgan Structured Investments —	PS- 7
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 4, 2016 through June 4, 2021. The closing price of one share of the Fund on June 4, 2021 was $55.05.

We obtained the closing prices of the Fund above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical prices of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on any Ending Averaging Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 8
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the SPDR® S&P® Bank ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

We intend to lend the net proceeds from the sale of the notes to JPMorgan Chase & Co. and/or its affiliates (collectively “J.P. Morgan”). J.P. Morgan intends to use the proceeds from these loans to provide additional funds for its operations and for other general corporate purposes.

Supplemental Donation Information

J.P. Morgan have previously agreed to make unconditional and irrevocable donations of $1.5 million, in the aggregate, to The Nature Conservancy to support one or several forestry projects. According to The Nature Conservancy, these projects are part of a forest restoration initiative that aims to plant one billion healthy trees across the globe, working to restore certain critical forests. There is no assurance that these projects will be successful or be completed as intended. These donations and the amounts of these donations are not contingent on the sale of the notes and will not impact the final terms of the notes. J.P. Morgan donated $100,000 in October 2020, $100,000 in January 2021 and irrevocably agreed to donate an additional $200,000 in January 2021, $300,000 in February 2021 and $800,000 in March 2021. These donations are not a Commercial Co-Venture with The Nature Conservancy.

Our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the notes. Some of these projected profits, if any, may be used to offset a portion of the donations.

The issuance of the notes and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2020 and/or the Green Bond Principles, June 2018 (the “Principles”). The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social or green bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donations to The Nature Conservancy meets your expectations concerning environmental or sustainability benefits, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Latham & Watkins LLP, as special product counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation,

JPMorgan Structured Investments —	PS- 9
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF

concepts of good faith, fair dealing and the lack of bad faith), provided that such special product counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 26, 2020.

JPMorgan Structured Investments —	PS- 10
Auto Callable Buffered Return Enhanced Notes Linked to the SPDR® S&P® Bank ETF